Absolute Shares Trust
c/o Millington Securities, Inc.
331 Newman Springs Rd Suite 143
Red Bank, New Jersey 07701

May 28, 2026

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Absolute Shares Trust (the “Trust”)
File Nos. 333-192733 and 811-22917

Dear Ms. DiAngelo Fettig:

This correspondence is in response to comments the Trust received from the staff of the Commission (the “Staff”) with respect to recent Form N-CSR, Form N-1A and Form N-CEN filings for the series of the Trust and the fiscal year end June 30, 2025, as set forth in the table below (collectively, the “Funds”):

WBI BullBear Value 3000 ETF (WBIF)
WBI BullBear Yield 3000 ETF (WBIG)
WBI BullBear Quality 3000 ETF (WBIL)
WBI Power Factor® High Dividend ETF (WBIY)

For your convenience, Staff comments have been reproduced with the Trust’s response following each comment.

Comment 1.Please confirm that the N-CEN internal control report for the 6/30/25 period, which had one of the fund names listed incorrectly, has been re-filed.

Response: The Trust confirms that the internal control report was re-filed on 4/30/26.

Comment 2.    The Staff previously commented:

On page 24 of the N-CSR, there is a chart at the top of the page with footnote (a) that reads: “The collateral amounts may exceed the related net amounts of financial assets and liabilities presented in the statement of assets and liabilities, If this is the case, the total amount reported is limited to the net amounts of financial assets and liabilities with that counterparty.” Please confirm (1) that this statement is true and (2) that the footnote is appropriately tagged to this chart.

Please confirm that the Trust understands that the amount disclosed as collateral should not exceed the net amount presented and that this information will be reflected accurately in future filings.

Response: The Trust confirms its understanding that the amount disclosed as collateral should not exceed the net amount presented and that this information will be reflected accurately in future filings.

Comment 3.    With respect to the Staff’s previous comments related to expense limitations and recaptures, please supplementally provide the fiscal years in which the Funds recaptured expenses and discuss whether such recaptures caused the expense ratio to exceed the expense limit in effect at the time the expenses were initially waived?

Response: The two years with changed expense limitations recaptures expire June 30, 2025 and June 30, 2026. These recaptures did not cause the expense ratio to exceed the lesser of the expense limitation in effect at the time of the initial waiver or the expense limitation in effect at the time of recapture in either year.

Comment 4.    In previous correspondence, the Trust stated:

During fiscal year 2023, and in consultation with the Funds’ independent registered public accounting firm, the Trust recorded a manual adjustment to expense reimbursements in the 2023 financial statements, which the Trust believes was related to the application of the contractual expense limitation arrangements in effect during the period. The same audit team audited the Trust for fiscal years 2023, 2024, and 2025 and reviewed and confirmed the expense recoupment tables in each year. The single manual adjustment recorded in 2023 was not reflected in the 2025 recoupment table; however, Note 5 continued to reflect both applicable expense caps. The dollar amount of expenses recouped during the period was $5,970.38, and the Trust confirms that future filings will disclose the dollar amount of expenses recaptured in the notes to the financial statements.

Please (1) explain the nature of the manual adjustment referenced above and (2) identify the funds and fiscal years related to the $5,970.38 recoupment,

Response: The $5,970.38 recoupment was the total for fiscal year 2025. Separately, during fiscal year 2022, the Fund identified amounts related to expense limitation waivers that required adjustment. Although the related journal entries were recorded in fiscal year 2023, they were attributable to fiscal year 2022 and were therefore reflected in the fiscal year 2022 audited financial statements to ensure proper period presentation. Because these entries were recorded in fiscal year 2023 but pertained to fiscal year 2022, corresponding reversing entries were recorded in fiscal year 2023 to appropriately align the activity with the correct reporting period and avoid duplication. The manual adjustments recorded in fiscal year 2023 for the BullBear Value 3000 Fund, BullBear Yield 3000 Fund, BullBear Quality 3000 Fund, and Power Factor High Dividend Fund were $3,300, $3,300, $3,330, and $3,900, respectively. Both the fiscal year 2022 and fiscal year 2023 adjustments were reviewed and confirmed by the Fund’s independent auditors. These adjustments were properly reflected in the expense recoupment tables included in the Notes to the Financial Statements for fiscal years 2022, 2023, and 2024; however, the impact of the fiscal year 2023 adjustments was not properly reflected in the expense recoupment table in the fiscal year 2025 financial statements.

Comment 5.    In previous correspondence, the Trust stated:

The Trust acknowledges the Staff’s comment and confirms that expense recoupments represent expenses to the Funds. Consistent with ADI 2019‑09, the Trust will revise the fee table in future filings to reflect expense recoupments in gross expenses, either as a separate line item or within Other Expenses. The basis points based on average net assets is as follows:

WBI BullBear Value 3000 ETF: 0.00 bps
WBI BullBear Yield 3000 ETF: 0.80 bps
WBI BullBear Qaulity 3000 ETF: 0.16 bps
Power Factor High Dividend ETF: 0.37 bps

Please confirm supplementally whether that basis point quantification is for the current fiscal year or is it an aggregate number?

Response: This is for the fiscal year ending June 30, 2025.

*	*	*

If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp

Amber C. Kopp
For U.S. Bank Global Fund Services

cc: Peter Shea, Esq.
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